Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy responds to fatality at Base Plant Mine

•	To focus on response and caring for our people, Oil Sands Operations Presentation postponed

Calgary, Alberta (July 7, 2022) – Suncor regretfully reports that a contractor worker was fatally injured this morning at our Base Plant site north of Fort McMurray, Alberta.

Suncor Emergency Services responded to an incident at a shovel maintenance pad in the mine early this morning where a Komatsu employee was pronounced deceased at the scene.

“This is an incredibly sad and difficult day, and I offer my condolences to the family, friends and co-workers of the individual,” said Mark Little, Suncor president and chief executive officer.

As the response continues, Suncor is focused on the safety and well-being of its people. Suncor is working alongside Komatsu to ensure everyone impacted has the support they need, including access to grief counselling services.

The appropriate authorities have been informed and an investigation is underway. Next of kin have been notified and the name of the individual will not be released without their consent.

In light of these events, Suncor will postpone the Oil Sands Operations Presentation scheduled for July 13, 2022. By deferring the presentation, the senior leaders who were scheduled to participate can focus fully on responding to the incident and caring for our workforce. The presentation will be rescheduled for this fall and more information will be shared when available.

We remain committed to improving our safety and operational performance. Today’s tragedy underscores the importance of our work to improve the safety of our operations.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development. production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor.

Media inquiries:

403-296-4000
media@suncor.com

Investor inquiries:
800-558-9071
invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
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